Exhibit 99.1

HADERA PAPER LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Hadera Paper Ltd. (the “Company”), do hereby nominate, constitute and appoint Yael Nevo and Shaul Gliksberg, or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, of the Company, held in my name on its books as of December 5, 2011, at the Special General Meeting of Shareholders to be held on January 2, 2012 (or as otherwise adjourned). By my signature, I herby revoke any and all proxies previously given.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

HADERA PAPER LTD.
January 2, 2012

Please date, sign and mail
your proxy card in the
envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSAL LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE
☒

		FOR	AGAINST	ABSTAIN		YES	NO

1.
Approval of an amendment to certain provisions of the Company's Articles of Association, other than to those provisions dealing with Company officers' exemption from liability, indemnification and insurance.

		☐	☐	☐	Do you have a personal interest in the transaction underlying Proposal 2? (Please note: if you do mark either Yes or No, your shares will not be voted for Proposal 2).	☐	☐
2.	Approval of an amendment to certain provisions of the Company's Articles of Association dealing with Company officers' exemption from liability, indemnification and insurance.	☐	☐	☐	Do you have a personal interest in the transaction underlying Proposal 4? (Please note: if you do mark either Yes or No, your shares will not be voted for Proposal 4).	☐	☐
3.
Subject to the approval of item (ii) above, approval of an amendment to indemnification letters and grant thereof to the members of the Company's board of directors, other than those members who may be considered as controlling shareholders of the Company and/or relatives, officers or service providers of a controlling shareholder and/or any other persons to whom a controlling shareholder has a personal interest in the grant of the aforesaid indemnification letters.

		☐	☐	☐
4.
Subject to the approval of item (ii) above, approval of an amendment to indemnification letters and grant thereof to officers of the Company (including board members) who may be considered as controlling shareholders of the Company and/or relatives, officers or service providers of a controlling shareholder and/or any other persons to whom a controlling shareholder has a personal interest in the grant of the aforesaid indemnification letters.

		☐	☐	☐
5.
Approval of the Company's engagement with Clal Insurance Company Ltd., a company controlled by the controlling shareholder of the Company, for the purchase of a directors and officers insurance policy.
		☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

This  proxy,  when  properly  executed,  will  be  voted  in  the  manner  directed herein by the undersigned shareholder. If no direction is made, the proxy will NOT be voted for proposals 2 and 4.  Should  any  other  matter requiring  a  vote  of  the  shareholders  arise,  the  proxies  named  above  are authorized to vote in accordance with their best judgment in the interest of the Company.
PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND RETURN A PROXY OR ATTEND THE MEETING AND VOTE, YOUR SHARES CAN NOT BE VOTED.

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.